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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

       NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(A) OF THE
                         INVESTMENT COMPANY ACT OF 1940


      The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:  ING Global Dividend and Income Fund

ADDRESS OF PRINCIPAL BUSINESS OFFICE
(NO. & STREET, CITY, STATE, ZIP CODE):

7337 East Doubletree Ranch Road
Scottsdale, AZ 85258

TELEPHONE NUMBER (INCLUDING AREA CODE):  (480) 477-3000

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:

Daniel Allen Norman
Senior Vice President
Aeltus Investment Management, Inc.
7337 E. Doubletree Ranch Road
Scottsdale, AZ 85258

Copies to:

William Henry Rivoir III, Esq.
Vice President
Aeltus Investment Management, Inc.
7337 E. Doubletree Ranch Road
Scottsdale, AZ 85258

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
YES  XX  NO
     ---    ---

ITEM 1.   ING Global Dividend and Income Fund (the "Fund")

ITEM 2.   The Fund was organized in Delaware on April 1, 2004.
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ITEM 3.   Delaware Statutory Trust

ITEM 4.   Management Company

ITEM 5.   (a) Closed-end

          (b) Non-Diversified

ITEM 6. ING Investments, LLC, 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258

          ING Investment Management Advisors B.V., Prinses Beatrixlaan 15, 2595 AH The Hague, the Netherlands

          Aeltus Investment Management, Inc., 10 State House Square, Hartford, Connecticut 06103

ITEM 7.   James Michael Hennessy          President and Trustee
          Daniel Allen Norman             Treasurer and Trustee
          Huey Paul Falgout, Jr.          Secretary
          William Henry Rivoir III        Vice President and Assistant Secretary

The address of all above-mentioned officers and trustees is 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258.

ITEM 8.   NOT APPLICABLE

ITEM 9.   (a) No

          (b) NOT APPLICABLE

          (c) Yes

          (d) No

          (e) NOT APPLICABLE

ITEM 10.  Zero ($0)

ITEM 11.  No

ITEM 12.  NOT APPLICABLE
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SIGNATURES

         Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Scottsdale and State of Arizona on the 6th day of April, 2004.


                                                  ING GLOBAL DIVIDEND AND INCOME
                                                  FUND


                                                  By: /s/ James Michael Hennessy
                                                      --------------------------
                                                      James Michael Hennessy
                                                      President

Attest:


/s/ William Henry Rivoir III
--------------------------------------
William Henry Rivoir III
Vice President and Assistant Secretary